UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-346

AEP TEXAS CENTRAL COMPANY
(Exact name of registrant as specified in its charter)

1 Riverside Plaza, Columbus, OH 43215, Telephone (614)716-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Secured Debt: 7.125% First Mortgage Bonds, Series GG, due 2008 Unsecured Debt: 6.65% Senior Notes, Series E, due 2033 (Title of each class of securities covered by this Form)
None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ⁪	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ⁪	Rule 12h-3(b)(1)(ii) ⁪
Rule 12g-4(a)(2)(i) ⁪	Rule 12h-3(b)(2)(i) ⁪
Rule 12g-4(a)(2)(ii) ⁪	Rule 12h-3(b)(2)(ii) ⁪
Rule 15d-6 ⁪

Approximate number of holders of record as of the certification or notice date: Unsecured Debt: 20 Secured Debt: 30

Pursuant to the requirements of the Securities Exchange Act of 1934 AEP Texas Central Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 31, 2007	By: /s/ Stephan T. Haynes
Name: Stephan T. Haynes
Title: Assistant Treasurer